EXHIBIT 99.1

POET Technologies Reports Third Quarter 2020 Financial Results

TORONTO, Nov. 18, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its unaudited condensed consolidated financial results for the third quarter ended September 30, 2020. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Third Quarter Financial (non-IFRS) and Recent Business Highlights:

  Signed a development and supply agreement with a leading European optical systems company to design optical engines for a 400G data center application;
  Held annual general and special meeting of shareholders using a virtual format, with all resolutions being ratified;
  Proved out all features and production methods for the Optical Interposer platform to achieve production-ready status
  Extended the final expiry date of 12,545,350 warrants with an exercise price of CN$0.75 from September 30, 2020 to November 17, 2020 (no warrants were exercised prior to expiry);
  Ended period with cash and cash equivalents of $9.4 million, compared to $1.4 million on December 31, 2019; and
  Subsequent to quarter end, completed the signing of a definitive agreement with Xiamen Sanan Integrated Circuit Co. Ltd (“Sanan IC”) for the formation of “Super Photonics,” a joint venture with an estimated value of $50 million.

Board Resignation

POET also announced that one of its directors and former executive chairman, David Lazovsky, has notified the Company that he will be resigning from the Board as of the end of November to dedicate full-time to his most recent venture, Inorganic Intelligence.

Management Comments

“During the third quarter, we made extraordinary progress on our product development efforts on the Optical Interposer platform, and in several instances, exceeding our own internal performance metrics,” said Dr. Suresh Venkatesan, the Company’s Chief Executive Officer. “We intend to release this data publicly once we have collected additional data from our product tests with potential customers. We are also actively engaged with our strategic partner, Sanan IC, under the newly formed joint venture aimed at the development and manufacturing of optical solutions for the data communications and telecommunications markets. Lastly, I would like to take this opportunity to thank Dave for his several years of service to POET, including serving as executive chairman for three years. Dave was instrumental in helping to guide the Company's strategy and provided insightful aid in discussions with potential strategic partners.”

Financial Summary

Due to the sale of its wholly owned subsidiary, DenseLight, the Company was required to report the activities of DenseLight as a discontinued operation with effect from January 1, 2019. The financial statements filed today reflect this classification.   While the Company operated as a single integrated entity until November 8, 2019, the Closing Date of the sale transaction, the financial data below presents the net operations of DenseLight in prior periods as a single line item titled “Income (loss) from discontinued operations (net of taxes)”. The net operations of the Company do not include discontinued operations in the third quarter of 2020 due to closing of the sale in November 2019. Comparative results include those of discontinued operations. The following discussion and the summary table presented at the bottom of this press release are on a proforma, non-IFRS basis. The required IFRS presentation of the Company’s Financial Statements can be found in its recent filings on SEDAR.

The Company reported a net loss of ($3.5) million, or ($0.01) per share, in the third quarter of 2020 compared with a net loss of ($2.9) million, or ($0.01) per share, in the third quarter of 2019 and net loss of ($6.2) million, or ($0.02) per share, in the second quarter of 2020. The loss in the third quarter of 2020 included research and development costs of $1.3 million compared to $0.5 million in the third quarter of 2019 and $1.3 million in the second quarter of 2020. The increase compared to the prior year period reflects a redistribution of research and development activities and costs that were previously accounted for by DenseLight and reported as discontinued operations when the organization operated as a single entity. These costs are now accounted for solely by POET. Non-cash expenses in the third quarter of 2020 included stock-based compensation of $1.1 million and depreciation and amortization of $0.2 million. Non-cash stock-based compensation and depreciation and amortization were $0.8 million and $42,000 in the third quarter of 2019, respectively, and $0.8 million and $0.2 million, respectively, in the second quarter of 2020.

During the third quarter of 2020, the Company had debt related finance costs of $244,000 compared to $321,000 in the third quarter of 2019 and $229,000 in the second quarter of 2020. Of the finance costs recognized in the third quarter of 2020, $141,000 was non-cash compared to $110,000 in the third quarter of 2019 and $130,000 in the second quarter of 2020.

On a non-IFRS basis, cash flow from operations in the third quarter of 2020 was ($2.9) million compared to ($1.3) million in the third quarter of 2019 and ($1.7) million in the second quarter of 2020.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET prior to the sale of its DenseLight subsidiary. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and relative financial position prior to the sale of DenseLight, certain non-IFRS financial performance measures have been combined to show an aggregate number. Such proforma combined numbers are illustrative only and actual figures may vary materially.

POET TECHNOLOGIES INC. AND SUBSIDIARIES
PROFORMA – NON-IFRS PRESENTATION OF THE
COMBINED RESULTS OF CONTINUING AND DISCONTINUED OPERATIONS
(AMOUNTS ARE IN US DOLLARS)

For the Quarter ended:	30-Sep-20	30-Jun-20	31-Mar-20	31-Dec-19	30-Sep-19

Research and development	(1,166,567)	(1,250,475)	(1,419,744)	(836,815)	(373,592)
Depreciation and amortization	(206,819)	(189,582)	(174,317)	(118,912)	(41,748)
Professional fees	(123,664)	(177,149)	(125,001)	(411,001)	(366,885)
Wages and benefits	(493,887)	(475,114)	(543,571)	(441,784)	(375,358)
Management and consulting fees	-	-	-	(61,260)	(31,230)
Stock-based compensation	(1,096,013)	(846,485)	(776,783)	(643,315)	(837,637)
General expenses and rent	(167,608)	(559,679)	(213,027)	(270,918)	(162,157)
Debt issuance cost	-	-	-	(145,917)	(124,522)
Impairment and other loss	-	(2,500,000)	-	(1,764,459)	-
Interest expense	(243,805)	(228,591)	(216,684)	(301,577)	(320,794)
Other (income), including interest	13,910	18,543	1,362	5,677	40
Taxes	-	-	-	292,740	-
Income (loss) from discontinued operations, net of taxes	-	-	-	8,151,301	(310,332)
Net (loss) income	(3,484,453)	(6,208,532)	(3,467,765)	3,453,760	(2,944,215)

Net (loss) income per share	(0.01)	(0.02)	(0.01)	0.01	(0.01)

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, the form and potential of its planned joint venture, if approved, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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